UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

(Full name of registrant)

(Former name if applicable)

One Meadowlands Plaza, 8th Floor

(Address of principal executive office (street and number))

East Rutherford, New Jersey 07073

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the focus of key personnel and administrative resources, including the accounting and financial reporting organization, of Kid Brands, Inc. (the “Company”) on several events, including the negotiation and execution of a waiver and amendment to the Company’s credit agreement (the “Waiver and Amendment”) required by specified covenant defaults (described below), the negotiation of the recently announced third party logistics agreement with National Distribution Centers, L.P. (the “3PL Agreement”), executed on November 13, 2013 in connection with the Company’s plan to consolidate its five existing distribution facilities into one centralized location, and the completion of the Company’s interim review of intangible assets for impairment required by continued softness in the business during the quarter ended September 30, 2013 (“Q3 2013), the Company could not, without unreasonable effort and expense, complete the finalization of its financial statements for Q3 2013 or the disclosures required to be included in its Quarterly Report on Form 10-Q for Q3 2013 (the “Q3 2013 10-Q”) within the prescribed time period. Accordingly, the Company could not, without unreasonable effort or expense, file the Q3 2013 10-Q within the prescribed time period. The Company intends to file the Q3 2013 10-Q within 5 calendar days of its prescribed due date.

Prior to the Waiver and Amendment, the Company’s credit agreement required the Company to maintain compliance with, among other things, a minimum monthly Adjusted EBITDA covenant for the trailing twelve-month period ending on the last day of each applicable month, and a quarterly Fixed Charge Coverage Ratio covenant. The Company was not in compliance with either of these covenants for the month and quarter ended September 30, 2013, respectively, and anticipated that it would not be in compliance with the Adjusted EBITDA covenant for the trailing twelve-month period ending on October 31, 2013. As a result, the Company, specified domestic subsidiaries of the Company, and its senior lender executed the Waiver and Amendment on November 14, 2013, among other things: (i) to waive such noncompliance (and any defaults or events of default resulting therefrom), including for the trailing twelve-month period ending October 31, 2013, (ii) commencing with the month ended November 30, 2013, to eliminate the Adjusted EBITDA covenant and the Fixed Charge Coverage Ratio covenant, replacing them with financial covenants based on average daily Availability and gross sales, in each case tested monthly; (iii) to require delivery of monthly gross sales reports, and (iv) to accelerate the delivery date of the 2014 business plan (from January 30, 2014 to December 16, 2013).

The terms of the Waiver and Amendment and the 3PL Agreement will be described in detail in the Q3 2013 10-Q.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kerry Carr	201	405-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment A

All percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

Net sales for the three months ended September 30, 2013 decreased 23.4% to $46.7 million, compared to $60.9 million for the three months ended September 30, 2012. This decrease was the result of sales declines of 45.9% at CoCaLo, 32.6% at Kids Line and 29.0% at LaJobi, in each case primarily due to significantly lower sales volume at certain large customers. These declines were partially offset by an increase in sales of 23.0% at Sassy, primarily due to continued acceptance of new products. The sales decreases at CoCaLo and Kids Line also reflect higher closeout sales in the third quarter of 2012 ($1.6 million), the discontinuance of underperforming products and licenses ($3.9 million), as well as lower international sales at the Company’s foreign subsidiaries ($1.3 million), resulting in part from the closure of the Company’s UK operations at the end of 2012.

In connection with the preparation and review of the financial statements required to be included in the Q3 2013 10-Q, the Company has concluded that it will record a non-cash impairment charge to certain of its intangible assets in its financial statements for the three and nine months ended September 30, 2013. The Company will record a total non-cash impairment charge of approximately $4.2 million, consisting of an approximate $4.0 million non-cash charge to the Company’s LaJobi trade name, and an approximate aggregate $0.2 million non-cash charge to its Kokopax trade name and customer relationships. The Company initiated the impairment testing of intangible assets in accordance with applicable accounting standards.

As a result of the foregoing, and including the non-cash impairment charges described above, the Company expects to report a loss before income tax provision of $9.3 million for the three months ended September 30, 2013, as compared to loss before income tax provision of $0.3 million for the three months ended September 30, 2012.

The income tax provision for the three months ended September 30, 2013 was approximately $191,000 on loss before income tax provision of $9.3 million. The income tax provision for the three months ended September 30, 2012 was $49.2 million on loss before income tax provision of $346,000. Included in the income tax provision for the three months ended September 30, 2012 is an increase in valuation allowance of $45.0 million.

As a result of the foregoing, the Company expects to report a net loss for the three months ended September 30, 2013 of approximately $9.5 million, or ($0.43) per diluted share, compared to net loss of $49.6 million, or ($2.27) per diluted share, for the three months ended September 30, 2012.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Additional written and oral forward-looking statements may be made by us from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions, and include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness. Forward-looking statements include, but are not limited to, words such as “believe,” “plan,” “anticipate,” “estimate,” “project”, “may”, “planned”, “potential”, “should”, “will, “would”, “could”, “might”, “possible”, “contemplate”, “continue”, “expect,” “intend,” “seek” or the negative of or other variations on these and other similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, are also forward-looking statements. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s most recent Annual Report on Form 10-K, as amended, and any subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2013	By	/s/ Kerry Carr
Kerry Carr, EVP, COO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter)